Velocity Frequent Flyer Partners With Points To Take
Their Booster Program Online

TORONTO, November 15, 2017 – Points (TSX:PTS) (Nasdaq:PCOM), the global leader in powering loyalty commerce, today partnered with Velocity Frequent Flyer, the award-winning loyalty program of Virgin Australia, to take its Points Booster program online.

This is the first time Points has partnered with an Australian company and through this partnership, Velocity members are now able to access an online tool to top up their Velocity Points. This has created a frictionless experience for members, who are now able to purchase up to 50 per cent of their current points balance in order to redeem for a Reward sooner.

Rob MacLean, CEO of Points, said: “We are excited to partner with Velocity, our first partner in Australia, to launch Points’ robust loyalty currency retailing services.

“This reflects Velocity’s innovative pursuit to attract new members and deepen loyalty and engagement opportunities with its existing members. We look forward to leveraging our platform to power new features and offer more flexibility to Velocity’s Points Booster program.”

Dean Chadwick, Velocity Chief Marketing Officer, said: “We are proud to enhance our Points Booster program for our members and further our focus on delivering excellent value to our membership base.

“Partnering with Points means our members can now purchase additional Velocity Points with a few clicks of a button and helps give our members more choice and flexibility in how they manage their balance.”

The launch of this partnership is a first for Points in the Australian region and is a great indicator of Points' growth and commitment to the Eastern market. Points streamlined Velocity Frequent Flyer’s current process by building a custom landing page and calculating the maximum a member can purchase at any given time.

With its leading Loyalty Commerce Platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to power innovative products and services to drive increased revenue and member engagement in loyalty programs. Points leverages its platform to efficiently deliver great products, including the Buy, Gift and Transfer functionality, to more than 50 loyalty program partners worldwide.

For more about Points’ Loyalty Commerce Platform, visit www.points.com. To find out more, and for full terms and conditions, https://www.velocityfrequentflyer.com/content/Redeem/points-booster/.

About Points
Points, publicly traded as Points International Ltd. (TSX:PTS)(Nasdaq:PCOM), provides loyalty eCommerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. With a growing network of over 50 global loyalty programs integrated into its unique Loyalty Commerce Platform, Points offers three core private or co-branded services: its Buy Gift and Transfer service retails loyalty points and miles directly to consumers; its Points Loyalty Wallet service offers any developer transactional access to dozens of loyalty programs and their hundreds of millions of members via a package of APIs; and its Points Travel service helps loyalty programs increase program revenue from hotel bookings, and provides more opportunities for members to earn and redeem loyalty rewards more quickly. Points is headquartered in Toronto with offices in San Francisco and London.

For more information, visit company.points.com, follow Points on Twitter (@PointsLoyalty) or read the Points blog.

About Velocity Frequent Flyer

Velocity Frequent Flyer is the multi-award winning loyalty program of Virgin Australia. The program launched in 2005 bringing competition to the loyalty landscape in Australia for the first time by offering genuine and unique rewards to its members.

Today, the program has a membership base of more than 8 million. The program gives members the ability to earn Points when flying to more than 600 destinations worldwide with Virgin Australia or 12 airline partners including Air New Zealand, Delta Air Lines, Etihad Airways, and Singapore Airlines. It also offers an extensive portfolio of more than 100 hotel brands and a partnership with Virgin Australia Holidays, giving members the ability to earn Points at more than 160,000 hotels around the world. Velocity Frequent Flyer has the widest retail offering of any loyalty program in Australia with more than 200 retail brands in its online e-store, and a wide range of credit and charge card options providing members the flexibility to earn Velocity Points directly or transfer points from partners.

CONTACT
Points Media Relations
Catherine Lowe
Catherine.lowe@points.com
+1 649 539 1310

Velocity Frequent Flyer
Libby Armstrong
Libby.armstrong@virginaustralia.com
+61 400 814 573